

07007203

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-050986

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thomas Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3304 Rosedale Street NW, Suite 200
(No. and Street)

Gig Harbor (City) Washington (State) 98335 (Zip Code)

RECEIVED 2007 NOV 28 AM 4:51 SEC / MR

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sajan K. Thomas 253-853-7852
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

999 Third Avenue, Suite 2800 (Address) Seattle (City) WA (State) 98104 (Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 3 1 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sajan K.Thomas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thomas Capital Group, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Nov. 26, 2007

Jodi A Jackson

Notary Public

STATE OF WASHINGTON, PIERCE County

JODI A. JACKSON
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES
JANUARY 22, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITOR'S REPORT

To the Members
Thomas Capital Group, LLC

We have audited the accompanying statement of financial condition of Thomas Capital Group, LLC (the Company) as of December 31, 2006, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas Capital Group, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in Schedules I, II, and III is information required by Rule 17a-5 of the Securities and Exchange Commission and is presented for purposes of additional analysis, but is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 2, the financial statements include alternative investments valued at $132,417, whose values have been determined by the Company's management in the absence of readily ascertainable fair values. We have reviewed the procedures established by the Company and used by its management in arriving at the fair values of such investments and have inspected the underlying documentation, and, in the circumstances, we believe the procedures are reasonable and the documentation appropriate.

Moss Adams LLP

Seattle, Washington
February 12, 2007

THOMAS CAPITAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$ 212,587
Due from clients	2,205,238
Prepaid expenses and deposits	7,801
Furniture and equipment, net of accumulated depreciation of $59,939	24,058
Marketable securities, at market value	76,975
Investments in private investment companies, at estimated fair value	132,417
	$ 2,659,076

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable	$ 2,123
Accrued profit sharing and payroll taxes	5,208
Deferred fees	7,500
	14,831
COMMITMENTS (Note 4)	
MEMBERS' EQUITY	2,644,245
	$ 2,659,076

See accompanying notes.

THOMAS CAPITAL GROUP, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2006

REVENUE	
Investment banking	$ 2,858,989
Interest	72,007
Unrealized gain on marketable securities	16,295
Share of earnings from private investment companies	(11,399)
	2,935,892
GENERAL AND ADMINISTRATIVE EXPENSES	
Salaries and payroll taxes	1,483,088
Professional fees	162,915
Travel and entertainment	116,714
Office expenses	95,299
Rent	89,617
Insurance	43,050
Depreciation	21,176
Taxes and licenses	22,505
Telephone	18,715
Professional development	16,961
Other	8,455
Website	5,582
Advertising	299
	2,084,376
Less: expense reimbursements	2,539
	2,081,837
NET INCOME	$ 854,055

See accompanying notes.

THOMAS CAPITAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2006

	Members' Capital	Subscriptions Receivable	Total
BALANCE, December 31, 2005	$ 1,940,190	$ (38,324)	$ 1,901,866
Interest accrued on capital subscriptions	-	(674)	(674)
Capital subscription forgiven	-	38,998	38,998
Capital redemptions	(150,000)	-	(150,000)
Net income	854,055	-	854,055
BALANCE, December 31, 2006	$ 2,644,245	$ -	$ 2,644,245

See accompanying notes.

THOMAS CAPITAL GROUP, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 854,055
Adjustments to reconcile net income to net cash from operating activities	
Change in unrealized gain on marketable securities	(16,295)
Share of earnings from private investment companies	11,399
Interest accrued on capital subscriptions	(674)
Forgiveness of member notes receivable and capitalized interest	38,998
Depreciation	21,176
Loss on disposal of computers and equipment	2,399
Changes in assets and liabilities	
Due from clients	(463,584)
Accounts payable	(12,957)
Accrued profit sharing and payroll taxes	(74,976)
Deferred fees	(48,750)
	310,791
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of computers and equipment	(18,691)
Investments in marketable securities	(24,000)
Investments in private investment companies	(76,283)
Redemptions from private investment companies	5,778
	(113,196)
CASH FLOWS FROM FINANCING ACTIVITIES	
Payment of members' distributions	(175,000)
NET CHANGE IN CASH	22,595
CASH, beginning of year	189,992
CASH, end of year	$ 212,587
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING ACTIVITY	
Exercise of warrants and conversion to marketable securities	$ 1,500

See accompanying notes.

Note 1 - Description of Operations and Summary of Significant Accounting Policies

Operations - Thomas Capital Group LLC, a Washington Limited Liability Company, is a private equity boutique focused on creating alternative investment products, and providing financial consulting services to large institutional investors and high net worth individuals. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investors Protection Corporation (SIPC). The Company's primary source of revenue is from contractual retainer and placement fees.

Revenue Recognition - Revenues include fees arising from client fund offerings in which the Company acts as an agent. Revenues also include fees earned from providing financial consulting services. Generally, retainer fees for contracted services are due on a periodic basis during a partial term of the agreement. The Company recognizes retainer fees systematically over the contractual engagement period. A success fee is recognized when earned at the closing of a sale of an investment interest. Reimbursable costs are recorded as incurred.

Due From Clients - The Company carries its accounts and notes receivable at cost. A portion of this balance are notes with principal amounts of $1,976,800 of which $919,649 is outstanding at December 31, 2006. The interest rate on the note is 4.61% payable and due at each quarterly principal payment. Principal payments are made in eight equal quarterly installments subject to provisions of the client contract. The Company evaluates amounts due from clients on an ongoing basis and writes off any accounts deemed uncollectible. The Company does not accrue interest on past due accounts. Based on management's assessment of the credit history with clients having outstanding balances and current relationships with them, management has concluded that realization losses on balances outstanding at year-end will be immaterial.

Bad Debts Recognition - Uncollectible accounts receivable are charged directly against revenues when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

Furniture and Equipment - Furniture and equipment are stated at cost. Depreciation is computed on the straight-line basis over three to five years. Depreciation expense totals $21,176 for the year ended December 31, 2006.

Marketable Securities - Equity securities held for investment purposes are carried at market value as determined by the closing price of the reporting period.

Federal Income Tax - The Company has elected to be a limited liability company (LLC) for tax purposes, and its income or loss is included in the personal tax returns of the members.

Note 1 - Description of Operations and Summary of Significant Accounting Policies (Continued)

Practice Development - Costs related to marketing the Company's services are expensed as incurred.

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 2 - Securities

NASDAQ Securities - At December 31, 2006, the Company owns 2,500 common shares of The NASDAQ Stock Market, Inc., of which 1,500 shares were purchased during 2006 through the exercise of warrants. Unrealized gain on marketable securities is $16,295 for the year ended December 31, 2006.

Private Investment Companies - The Company holds investments in four nonpublic investment companies with restricted marketability. No quoted market exists for these investments. Each is stated at the closing capital account value as reported by management of the underlying company (Note 4). Management believes this valuation method most fairly presents the amount that would have been realized had the investment been redeemed as of the date of these financial statements. Unrealized loss on private investment companies is $11,399 for the year ended December 31, 2006.

Note 3 - Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2006, the Company has net capital of $263,185, which is $258,185 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio at December 31, 2006 is 0.06 to 1.

Because the Company does not trade or carry securities accounts for customers or perform custodial functions relating to customer securities, it is not subject to certain other regulatory requirements of the SEC.

Note 4 - Commitments

Lease - The Company leases office space and certain equipment. Rent expense for 2006 totals $89,617, of which $29,580 was paid to a member of management for the rental of home office space. Future minimum rental payments under noncancelable operating leases with an initial term of at least one year as of December 31 are:

2007	$	59,500
2008		29,000
	$	88,500

The Company has commitments under subscription agreements to contribute capital to four private investment companies amounting to approximately $425,000 at December 31, 2006 of which $149,594 has been paid (Note 2). Capital contributions shall be made upon advance written notice by the general partner, which such notice shall describe in reasonable detail the expected uses of the funds being called.

Note 5 - Major Clients

At December 31, 2006, two clients account for approximately $2,621,000, or 89% of the Company's total revenues. These two clients also owe the Company approximately $2,079,000, or 96% of amounts due from clients. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty (Note 1).

Note 6 - Guaranteed Payments

The Company's Amended and Restated Limited Liability Company Operating Agreement stipulates that, at the discretion of the president, members may receive guaranteed payments. These payments are not based on net partnership income or taxable net partnership income, but rather on the value of the services the member renders to the partnership each year.

The guaranteed payments are recorded as expenses to the Company, but the related employment taxes on these amounts are paid by the members at the individual income tax level.

Guaranteed payments to members are included in salary and payroll taxes expense on the accompanying statements of income and total $730,004 for the year ended December 31, 2006.

Note 7 - Report on Internal Control

In accordance with certain rules of the Securities and Exchange Commission, a report on the Company's internal accounting control was furnished to the Commission. A copy of the report is available for examination at the Company's office or at a regional office of the Securities and Exchange Commission.

SUPPLEMENTAL INFORMATION

THOMAS CAPITAL GROUP, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL

Members' equity	$ 2,644,245
Deductions	
Accounts receivable	2,205,238
Prepaid expenses and deposits	7,801
Securities not readily marketable, at estimated fair value	132,417
Furniture and equipment, net	24,058
Haircut on marketable securities	11,546
Undue concentrations haircut	-
Net capital	263,185
Minimum net capital required	5,000
Excess net capital	$ 258,185

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities and aggregate indebtedness	$ 14,831

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 5,000
Percentage of aggregate indebtedness to net capital	6%
Ratio of aggregate indebtedness to net capital	.006 to 1.00

The computation of net capital pursuant to Rule 15c3-1 as of December 31, 2006 computed by the Company in its amended Form X-17A-5, Part IIA, does not differ significantly from the above computation, which is based on audited financial statements.

THOMAS CAPITAL GROUP, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2006

The Company is exempt from Rule 15c3-3 under Section (k)(2)(i), in that it does not trade or carry customer accounts and does not hold customer funds.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2006

The Company is exempt from Rule 15c3-3 under Section (k)(2)(i), in that it does not trade or carry customer accounts and does not hold customer funds.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Members
Thomas Capital Group, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Thomas Capital Group, LLC (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Seattle, Washington
February 12, 2007

END